EXHIBIT 32 .01

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS
ADOPTED PURSUANT TO SECTION
906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Yearly Report of N I S
Holdings, Corp (the "Company") on Form 10-K for the
year ended December 31, 2009 as filed with the
Securities and Exchange Commission on the date hereof
(the "Report"),

I, Brian Stewart, Chief Executive Officer of the
Company, certify, pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002, that to the best of my
knowledge:

        (1) The Report fully complies with the
 requirements of section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and

        (2) The information contained in the Report
 fairly presents, in all material respects, the
 financial condition and result of operations of
the Company.

 /s/ Brian Stewart

     Brian Stewart
 Chief Executive Officer

April 7, 2010

EXHIBIT 32 .02

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS
ADOPTED PURSUANT TO SECTION
906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Yearly Report of N I S
Holdings, Corp (the "Company") on Form 10-K for the
year ended December 31, 2009 as filed with the
Securities and Exchange Commission on the date hereof
(the "Report"),

I, Samantha Roberts, Chief Financial Officer of the
Company, certify, pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002, that to the best of my
knowledge:

        (1) The Report fully complies with the
 requirements of section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and

        (2) The information contained in the Report
 fairly presents, in all material respects, the
 financial condition and result of operations of
the Company.

   /s/ Samantha Roberts

      Samantha Roberts
 Chief Financial Officer

April 7, 2010